

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

November 13, 2008

Mr. Emanuel G. Pavlopoulos
Universal Infotainment Systems Corporation
East West Corporate Center
1771 Diehl Road, Suite 330
Naperville, Illinois 60563

**Re: Universal Infotainment Systems Corporation
             Registration Statement on Form S-1
             Filed on October 14, 2008
             File No. 333-154227**

Dear Mr. Pavlopoulos:

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

        1.   You disclose on page one that you acquired the UNS system and underlying
                technology from Universal Global Corporation. On pages one and 23, you also
                disclose that Universal Global Corporation is wholly-owned by Emanual

Pavlopoulos, and on page 33, you disclose that Emanual Pavlopoulos is the president of Universal Global. However, the information on the website for Universal Global, which you disclose is your website, states otherwise. On the website www.universalglobal.com, it is disclosed that George K. Pavlopoulos is Universal Global's founder, president and chief executive officer. The website also lists your chief executive officer, James Clark Beattie, as Universal Global's vice president GCC.

Please revise the disclosure throughout your prospectus to clearly and specifically discuss the relationship between Universal Global, the company and their principals and affiliates. If applicable, identify the principals of Universal Global as promoters of Universal Infotainment Systems and provide the disclosure required by Regulation S-K Item 401(g) and Item 404(c).

Summary Information and Risk Factors, page 4

Business, page 4

2. In some places in your prospectus, you use terms that are industry specific jargon, including GPS, 3G and 3G UMTS/CDMA/WCDMA/GPRS/GSM PCMCI CARD. Please revise to provide context for these terms so a reader not familiar with your industry can understand your use of these terms.

3. Revise the prospectus summary and the beginning of the Description of Business section to focus on your current operations, products and services, and stage of development. Prominently disclose that you are a development stage company, that you have received no revenues to date, and that your auditors have raised substantial doubt as to your ability to continue as a going concern. Quantify the amount of funding you will need to raise over the next 12 months to continue in business. To the extent that you highlight products and services under development, clearly indicate that they are under development and summarize the costs and time frame required to bring the products and services to market.

4. Summarize here and describe in more detail in the Description of Business section what assets the company acquired from Universal Global Corporation. Clearly explain what the UNS system is and what technology was transferred. Explain why the company paid no consideration for the assets and technology.

5. Please advise whether you have a website separate from the website of your affiliate, Universal Global Corporation. Refer to Item 101(e)(3) of Regulation S-K.

The Offering, page 5

6.   Clarify the reference to warrants in the second paragraph as your registration statement does not otherwise disclose the registration or existence of any warrants.

Risk Factors, page 7

7.   It appears that several risk factors you discuss are too premature for your stage of development and may confuse potential investors. For example, your risk factor on page eight regarding your need to develop new products and improve existing products does not appear to be a current risk since you do not appear to have any commercial products or customers generating revenues. As another example, the second risk factor heading on page nine refers to potential reduction in corporate sales. Please revise your risk factors to remove risks that are premature and focus your risks on those that apply to your current stage of development.

8.   It appears that members of management may also serve as management of Universal Global Corporation, an affiliated company with whom you may compete for business or opportunities. Include an additional risk factor relating to potential conflicts of interest that may arise from these relationships.

Our lack of operating history makes it difficult for us to evaluate…, page 7

9.   Clarify your disclosure regarding unreliable historical data in the last sentence of this risk factor as it conflicts with your disclosure elsewhere in this risk factor that you have no operating history.

Our management has limited experience in managing the day to day operations…, page 7

10.   Revise this risk factor to address the risks relating to management's limited experience, including that Emanuel Pavlopoulos, your President, a director and principal executive officer, just graduated high school and is currently attending college in Pennsylvania. Provide a separate risk factor addressing the risks relating to the expenses required to operate a public company. Provide another risk factor that addresses the limited time that Mr. Pavlopoulos and any other executive officer will devote to your company due to other responsibilities and obligations. In addition, delete the reference to a "combined company" as this is not applicable to you.

Because we will need additional capital to implement our business plan…, page 8

11.   Please revise this risk factor to tailor the risk to your circumstances. For example, quantify the amount of funding you will need in the next 12 months, explaining

how far your business plans would advance in that time period with the required funding and how far it would advance without it. Clearly explain the consequences of not receiving a specified, minimum amount of funding. Specify the time frame and total amount of funds you will need to develop, manufacture and market each category of product.

Selling Shareholders, page 15

12.   Disclose how and when the selling shareholders acquired their shares.

13.   Revise the selling shareholder table to include any office, position or material relationship which each selling shareholder has had within the past three years with you or any of your predecessors or affiliates. See Item 507 of Regulation S-K.

14.   Please explain why Andre Mpitsos, Paraskevi Tsochlas and Pinelopi Voulgaris each appears twice in the selling shareholders table with different corresponding amounts of securities.

Blue Sky, page 17

15.   Please clarify the disclosure regarding the blue sky filings you will make. You indicate that all shareholders currently reside in a state with a "manual exemption" except that some shareholders reside in Illinois and California. You indicate, however, that you will make blue sky filings in Alabama and Illinois.

Plan of Distribution, page 18

OTC Bulletin Board Considerations, page 19

16.   Revise references to NASD throughout your prospectus to reflect current name of the Financial Industry Regulatory Authority or FINRA.

17.   Clarify in this section that your common stock will not be listed but will be quoted on the OTC Bulletin Board, and remove the reference to "listing" your common stock on the OTC Bulletin Board.

Directors, Executive Officers, Promoters, and Control Persons, page 20

18.   Disclose in this section all director and executive officer positions held in the company by the persons listed, and consistently refer to their positions throughout the prospectus. For example, you disclose on page one that Emanuel Pavlopoulos is your Chairman and CEO, but you disclose on page 20 that he is your President, Director and Founder. You also indicate on the signature page of the registration statement that Emanuel Pavlopoulos is signing as your principal executive officer.

Please explain to us why you consider Emanuel Pavlopoulos to be your principal executive officer when James Clark Beattie is listed on page 20 as your Chief Executive Officer. In addition, disclose all positions held by your officers and directors in other companies, such as with Universal Global Corporation.

Security Ownership of Certain Beneficial Owners and Management, page 21

19. We note that beneficial ownership information for Chief Executive Officer James Clark Beattie is not included in your beneficial ownership table and that beneficial ownership is disclosed for three members of management individually but for four members of management as a group. Revise your disclosure in the beneficial ownership table to reflect the security ownership of each member of management pursuant to Item 403(b) of Regulation S-K.

Disclosure of Commission Position on Indemnification for Securities Liabilities, page 23

20. This section appears to be duplicative of disclosure on page 20. Please remove repetitive text.

Description of Business, page 23

21. We note that you in the process of entering into written understandings and sales and installation agreements. Once finalized, file any material contracts as exhibits to your registration statement. See Item 601(b)(10) of Regulation S-K.

22. We note on page 26 you have established relationships with manufacturers in Taiwan to manufacture your products. Provide additional disclosure regarding these relationships, identify your manufacturers by name and consider whether contracts with such manufacturers must be filed as exhibits. See Items 101(h)(4) and 601(b)(10) of Regulation S-K.

Employees, page 30

23. We note your disclosure that you currently have six employees. Clarify that the four members of management and 2 sales/market executives comprise the six employees and disclose how many full-time employees you have. See Item 101(h)(4)(xii) of Regulation S-K.

Plan of Operations, page 30

24. We note the disclosure relating to your financial condition, liquidity and resources in this section. Please expand this discussion to include all required disclosures for a smaller reporting company under Item 303 of Regulation S-K. Note that for smaller reporting companies with no revenues, it is not sufficient to provide a "plan of operations" in lieu of the Management's Discussion and Analysis of

Financial Condition and Results of Operations required by Item 303 of Regulation S-K. For further guidance, please refer to Question 110.01 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

25.   Explain or expand your disclosure on your "remediation business plan" and indicate why you have implemented a remediation business plan.

Cash Requirements, page 32

26.   In view of the uncertainties concerning your company's continued existence as a going concern, please provide a more detailed description of management's specific, viable plans that are intended to mitigate the effect of such conditions; and management's assessment of the likelihood that such plans can be effectively implemented. The plans should include exactly who is planning to contribute funds to the company, how much those funds are expected to be, and when those funds are to be contributed. For example, please explain how your president, a 19-year-old college student, has provided and will continue to provide funding to the company. Additionally, there should be a reasonably detailed discussion of your company's ability or inability to generate sufficient cash to support its operations during the twelve month period following the date of the most recent balance sheet presented.

Market for Common Equity and Related Stockholder Matters, page 34

27.   Reconcile your statement that you have "no plans, proposals, arrangements, or understandings with any person with regard to the development of a trading market in any of our securities" with the disclosure on page 19 where you disclose that have engaged in preliminary discussions with a market maker.

28.   Please provide disclosure about resales under Rule 144 for both affiliates and non-affiliates.

Executive Compensation, page 36

29.   We note your disclosure on compensation arrangements. Revise and expand this disclosure to provide all required disclosures for a smaller reporting company with respect to executive compensation. See Item 402(l) through (r) of Regulation S-K.

Notes to Financial Statements April 30, 2008

Note 6- Subsequent Events, page 13

30.   We note your disclosure with respect to an anti-dilution services agreement under which you are required to issue shares equal to 0.5% of the total issued and outstanding shares. File this agreement as an exhibit and disclose the material terms of the agreement in the prospectus. In addition, disclose these issuances in the Recent Sales of Unregistered Securities section.

Indemnification of Officers and Directors, page 40

31.   Throughout your registration statement, there appear to be errors and inconsistencies due to cutting and pasting of disclosure from other filings. Revise to tailor your disclosure appropriately. For example, please explain or remove the reference to the Systems Corporation in the second paragraph.   As another example, explain your reference to real estate development projects in the risk factor on page 8 beginning, "Because we will need additional capital to implement our business plan…"

Recent Sales of Unregistered Securities, page 41

32.   Please disclose the nature and value of the services provided in exchange for the shares issued to the six service providers in July and August 2008.

Exhibits, page 43

33.   Please file all listed exhibits, including your legal opinion, as soon as possible. We must review these documents before the registration statement is declared effective, and we may have additional comments. In addition, file all required exhibits, such as the sub-lease agreement disclosed on page 33 and the legal agreement described in Note 6 to your financial statements.

Undertakings, page 43

34.   If you anticipate requesting acceleration of the effective date of your registration statement, include the undertakings found at Item 512(h) of Regulation S-K.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Scott G. Hodgdon, Staff Attorney, at (202) 551-3273, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Michael T. Williams, Williams Law Group, P.A.
        Via Facsimile: (813) 832-5284